Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-193034, 333-249717 and 333-267488) of Silicom Ltd. of our report dated March 20, 2023 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 6-K.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 20, 2023